[KORN FERRY LETTERHEAD]

February 8, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suying Li and Rufus Decker

VIA EDGAR

Re:	Korn Ferry

Form 10-K for the Fiscal Year Ended April 30, 2020

Filed July 15, 2020

File No. 001-14505

Dear Ms. Li and Mr. Decker,

This letter responds to your letter dated February 2, 2021, regarding Korn Ferry’s (the “Company”) annual report on Form 10-K for the fiscal year ended April 30, 2020 (filed July 15, 2020). Your comment from the February 2, 2021 letter is set forth below, followed by our related response.

Form 10-K for the Fiscal Year Ended April 30, 2020

Consolidated Financial Statements

Note 11. Segments, Page F-38

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Please tell us your basis for presenting three measures of each segment’s profit (operating income, EBITDA and adjusted EBITDA) in the ASC 280 segment footnote. Also, explain why EBITDA and adjusted EBITDA are permitted to be disclosed in the ASC 280 segment footnote, when the operating income measure appears to be most consistent with GAAP. Refer to ASC 280-10-50-27 and 50-28.

As disclosed in the Company’s Annual Report on Form 10-K for the year ended April 30, 2020, the Company evaluates segment performance and allocates resources based on the chief operating decision marker’s (“CODM”) review of (1) fee revenue and (2) adjusted EBITDA. Adjusted EBITDA is the only profitability metric reported to the Company’s CODM for these purposes. As such, adjusted EBITDA is the profitability metric required to be disclosed in the Company’s ASC 280 segment footnote under ASC 280-10-50-28. Further, since the Company’s CODM does not consider operating income by segment in evaluating profitability, it would not be appropriate under ASC 280-10-50-27 for the Company to present operating income by segment in lieu of adjusted EBITDA as the Company’s ASC 280 segment measure of profitability.

The disclosure of operating income by segment within Note 11 to the Company’s Consolidated Financial Statements is however required to comply with the guidance set forth in ASC 280-10-50-29(b). ASC 280-10-50-29(b) requires the Company to provide an explanation of the measurements of segment profit or loss that includes, “at a minimum… [t]he nature of any differences between the measurements of the reportable segments’ profits or losses and the public entity’s consolidated income before income taxes and discontinued operations.” In order for the Company to meaningfully explain the differences between segment adjusted EBITDA and consolidated income before income taxes and discontinued operations, it is necessary to show how the latter measure is allocated among the segments. However, the Company does not allocate items such as interest expense and other income or loss by segment, therefore the earliest level at which it can present such measure for its segments is at the operating income level. Accordingly, even though it is not the measure of profitability used by the CODM, the Company is nonetheless required to present it within Note 11 in order to explain the nature of the differences between our segments’ Adjusted EBITDA and the Company’s consolidated income before income taxes and discontinued operations.

The Company presents EBITDA within Note 11 to provide readers with enhanced clarity regarding the adjustments made in reconciling adjusted EBITDA to operating income. The presentation of EBITDA, which the Company believes certain of its stakeholders use in their analysis of the Company’s profitability and by banks for credit agreement compliance purposes, provides readers with an interim subtotal to show the significance of the two main buckets of adjustments made by the Company to evaluate profitability, those included within EBITDA (i.e., interest, taxes, depreciation and amortization) and all other adjustments (i.e., restructuring charges, integration/acquisition costs, certain separation costs and certain non-cash charges (goodwill, intangible asset and other than temporary impairment)) to arrive at Adjusted EBITDA. While the Company is of the view that removing the subtotal for EBITDA would result in less clarity for the readers of its financial statements, if the Staff is of the view that the measure should be removed, the Company would defer to the Staff’s request and remove EBITDA from its ASC 280 segment footnote in future filings.

We appreciate the Staff’s responsiveness with respect to the Company’s filing and look forward to resolving any concerns the Staff may have. If you have any questions, please contact me at (310) 226-6366 or Ari Lanin of Gibson, Dunn & Crutcher LLP at (310) 552-8581.

Sincerely,

/s/ Robert P. Rozek

Robert P. Rozek

Executive Vice President, Chief Financial

Officer & Chief Corporate Officer

cc:	Don Ferrera, Ernst & Young LLP (via electronic mail)

Ari Lanin, Gibson, Dunn & Crutcher LLP (via electronic mail)

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